GIORDANO, HALLERAN & CIESLA

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

PLEASE RESPOND TO:

U.S. POSTAL SERVICE ADDRESS:

POST OFFICE BOX 190
MIDDLETOWN, NEW JERSEY 07748

OR:

HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:

125 HALF MILE ROAD, SUITE 300
RED BANK, NEW JERSEY 07701

(732) 741-3900

FAX: (732) 224-6599

www.ghclaw.com

JOHN C. GIORDANO, JR.
FRANK R. CIESLA - DC
BERNARD J. BERRY, JR.
JOHN A. AIELLO - NY
MICHAEL J. GROSS
JOHN A. GIUNCO
SHARLENE A. HUNT
PHILIP D. FORLENZA - NY
MICHAEL J. CANNING ☐
PAUL H. SCHNEIDER
ELIZABETH CHRISTIAN - NY
ANDREW B. ROBINS
MICHAEL A. BRUNO
KURT E. ANDERSON
PAUL T. COLELLA
GERALD P. LALLY
SEAN E. REGAN ☐
JAY S. BECKER – MA, NY

TARA PHELAN CARVER - NY
RACHEL M. RINNINSLAND – PA
HANA S. WOLF
DONALD F. CAMPBELL, JR.
BRIAN H. HARVEY
MELISSA V. SKROCKI - NY
AFIYFA H. ELLINGTON - NY
CRAIG M. GIANETTI - NY

TIMOTHY D. LYONS ☐ - PA
J. SCOTT ANDERSON
PETER B. BENNETT - NY
LAURENCE I. ROTHSTEIN NY, PA
ROBERT J. FEINBERG ☐ – FL, DC
PATRICK S. CONVERY
MICHAEL A. PANE, JR. NY
MICHAEL J. VITIELLO - NY
STEVEN M. DALTON - NY
PAMELA J. KNAUER - MA
TIMOTHY J. DENGLER - PA
CATHERINE J. BICK - NY
MONICA J. CERES
MARC D. POLICASTRO - NY
JOSEPH C. DeBLASIO
LISA MICELI WATERS – NY
JAMES J. SCOTT

ARI G. BURD – NY
KELLY D. GUNTHER
MICHAEL D. PAWLOWSKI
MATTHEW N. FIOROVANTI - NY
JOHN L. SIKORA
VINCENT M. DeSIMONE
JACLYN B. KASS - NY

OF COUNSEL:
JOHN R. HALLERAN
S. THOMAS GAGLIANO
THOMAS A. PLISKIN
RONALD P. HEKSCH
DERRICK A. SCENNA
STEVEN J. CORODEMUS
EDWARD S. RADZELY - NY

JOHN C. GIORDANO
(1921-1989)

☐ CERTIFIED BY THE
SUPREME COURT OF NEW
JERSEY AS A CIVIL TRIAL
ATTORNEY

DC – ALSO ADMITTED DC
FL – ALSO ADMITTED FL
MA– ALSO ADMITTED MA
NY – ALSO ADMITTED NY
PA – ALSO ADMITTED PA

DIRECT DIAL NUMBER	DIRECT EMAIL	CLIENT/MATTER NO.
(732) 219-5483	pforlenza@ghclaw.com	16473.2

November 4, 2009

SEC Mail Processing
Section

NOV – 5 2009

Washington, DC
110

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Edwin Kim, Division of Corporation Finance

Re: Stadium Entertainment Holding Corp.
     Form 1-A Amendment No. 5
     Filed on September 22, 2009
     File No. 024-10240

Dear Mr. Kim:

Delivered herewith on behalf of Stadium Entertainment Holding Corp. (the "Company") please find seven (7) copies of an Amendment No. 6 to Form 1-A Regulation Offering Statement which is being filed in connection with a proposed offering of Common Stock. One of the copies is manually signed and sequentially numbered.

The following sets forth the comments made by the Staff on the Form 1-A Amendment No. 4 in its letter dated October 16, 2009 and the responses thereto which are provided on behalf of the Company:

General

1.   We note your disclosure on page iv of your Offering Statement that Michael Xirinachs and Emerald Assets Advisors LLC are defendants in a civil complaint filed by the Commission. Please revise to include this disclosure in the appropriate places in your Offering Circular.

Response – The disclosure has been added in note 2 on page 36. In addition, similar

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
November 4, 2009
Page 2

disclosure is included in the risk factor added pursuant to Comment No. 5.

2. Please update disclosure throughout the offering circular. For instance, in the business section you disclose the copies of True to the Game Volume I that have been shipped as of July 1, 2009 and the beneficial ownership table presents information as of July 15, 2009.

Response – Disclosure has been updated throughout the Offering Circular.

Item 4. Jurisdictions in Which Securities are to be Offered, page v

3. We note your response to comment two from our letter dated September 14, 2009 that you planned on filing the documentation in New York the week of September 19, 2009. Please update the disclosure in this section to reflect the current status of the New York registration.

Response – The New York registration has been filed and the disclosure in Item 4 has been modified accordingly. Please note that this Item 4 has also been updated to reflect the receipt of exemptive guidance from South Carolina.

Item 5. Unregistered Securities Issued or Sold Within One Year

4. Please clarify the aggregate sales price as calculated pursuant to Rule 701 of Regulation F. Also, clarify whether you delivered a copy of the written plan as required by Rule 701(e) of Regulation F. We also note the statement that you also may rely upon Section 4(2). Please disclose the facts supporting reliance upon this exemption.

Response – The disclosure in Item 5 has been revised to disclose the aggregate sales price as calculated pursuant to Rule 701 and to indicate that a copy of the Equity Incentive Plan has been delivered to each recipient.

Risk Factors, page 3

5. Please add a risk factor discussing the risk that this offering may be suspended under Rule 251(a)(6) of Regulation A due to the civil complaint filed against a 10% or more beneficial stockholder of a class of equity securities.

Response – A risk factor has been added pursuant to the above comment.

Use of Proceeds, page 9

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
November 4, 2009
Page 3

6.   We note the disclosure added in footnote 5 to the use of proceeds table. Please clarify the disclosure in this footnote. For instance, you state that some or all of the $100,000 per annum salary for Camille Barbone may be paid from working capital. Please clarify whether you may only pay $100,000 or whether you may pay $100,000 per year for several years from the working capital. In addition, clarify the reference to "professional fees" and "distribution costs." Lastly, please state if true, that no proceeds will be used to pay the salaries or fees of any officer or director other than Camille Barbone.

Response – The disclosure in note 5 has been clarified in response to the above comment.

Description of Business, page 12

7.   We note your response to comment 12 of our letter dated September 14, 2009, and we reissue it in part. Your revised disclosure indicates that the primary benefit of ownership of master recordings is the right to license the recordings for projects such as film or television productions. However, your disclosure on page 19 indicates that the record labels will require you to forfeit your rights in the master recordings if they are presented with a film or television commercial requiring the record label having complete control over the master recordings. Please revise to clarify the duration of the forfeiture and a brief discussion of the likelihood that the forfeiture would be implicated.

Response – Additional disclosure has been added on page 21 to clarify that the use of a master recording in a film or television production will require the consent of each of the Company on the one hand and the artist and/or the artist's record company on the other hand, regardless of whether ownership rights are forfeited. The Company does not believe any party will provide such consent unless it derives some economic benefit therefrom. As a result, a forfeiture of ownership rights is not expected to have a material adverse impact on the Company.

Disclosure has been added to indicate that the forfeiture of ownership rights may be permanent.

As previously disclosed, it is not possible to predict the likelihood that a record company will require the forfeiture of ownership rights in a master recording.

Plan of Operations, page 24

8.   We note your response to comment 15 of our letter dated September 14, 2009, and we reissue it in part. Please revise to provide the basis for your belief that your measures to

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
November 4, 2009
Page 4

reduce your production costs will not have a material adverse impact on the commercial success of your compilation projects. Also, consider whether a risk factor is appropriate if the promotional efforts of the lesser known stars or their record companies are insufficient to offset the name recognition of more well-established performers.

Response – Disclosure has been added on pages 15, 28 and 29 in response to the above comment.

Management does not believe a risk factor is warranted because, for the reasons disclosed, it does not believe that the inclusion of lesser known artists will have any material adverse effect on its ability to promote a compilation project.

Part F/S – Financial Statements

Stadium Entertainment Holdings Corp.

9.   We reviewed your response to Comment 17 of our letter dated September 14, 2009. As you offering statement was not qualified on or before September 28, 2009, please update your financial statements to comply with Part F/S of Form 1-A.

Response – Financial statements as of and for the nine months ended September 30, 2009 have been included in Amendment No. 6.

Notes to the Financial Statements

9. Subsequent Event, F-24

10.   We have reviewed your response to comment 13 of our letter dated September 14, 2009, noting that you plan to account for fixed administrative fees in accordance with SAB 104 and the distribution fees in accordance with SFAS 48. Please clarify when you plan to recognize the fixed administrative fee (i.e. immediately or ratably over the contract term). It appears that the administrative fees should be deferred over the life of the agreement pursuant to SAB 104. Further, please clarify if you will be recognizing the distribution fees on a gross (i.e. 22%) or net basis (i.e. 5%) and provide us with your analysis of each of the criteria of EITF 99-19 supporting your conclusion.

Response – Disclosure is included in Note 2 to the financial statements for the nine months ended September 30, 2009 to indicate that the Company will recognize revenue related to the fixed administrative fee ratably over the service life of the contract in accordance with SAB 104. In addition, the note includes an analysis of the criteria of EITF 99-19.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,



PHILIP D. FORLENZA

PDF/db
Encls.
cc: John Reynolds
       William Kearns
       Brian Bhandari
       Pamela Howell
       Camille Barbone

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